From: [redacted]
Subject: Three Years Gone (feature film) - Testing the Waters
Date: September 4, 2022 at 10:39 AM
To: [redacted]

TK

Hi [Name]

Please take a moment to read the pitch for my production company's new feature film, *Three Years Gone*, at this link: https://wefunder.com/threeyearsgonellc

We are currently 'testing the waters' to evaluate investor interest and any feedback would be greatly appreciated. At this stage, we are only gauging interest from a small, close circle of friends. It's not yet registered for broader circulation, so please don't share this link with anyone else.

If you are interested in backing the project, you can reserve your position now through the Wefunder platform with no obligation to invest. Once we have completed our legal work, you will be asked to confirm your investment.

Three Years Gone is a coming-of-age film with fantasy and thriller elements. It tells the story of 11-year-old Mary who is kidnapped by her father, a veteran who believes that demons have followed him back from war. It is the second feature film written, and to be directed, by John Gutierrez, my partner in Amiga Pictures. We are planning to produce the film next summer in California.

Many thanks,
Taryn

LEGAL DISCLOSURE
Three Years Gone LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

AMIGA

[redacted]
DIRECTOR I PRODUCER
www.amigapictures.com

p. [redacted]
e. [redacted]

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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